SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  SCHEDULE TO

     Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

     (Amendment No. 3) *
     -----------------------------------------------------

     Biggest Little Investments, L.P.
     -----------------------------------------------------
     (Name of Subject Company (issuer))

     Ben Farahi
     -----------------------------------------------------
     (Names of Filing Persons (identifying status as offeror, issuer or other person))

     Limited Partnership Units
     -----------------------------------------------------
     (Title of Class of Securities)

     None
     -----------------------------------------------------
     (CUSIP Number of Class of Securities)
     -----------------------------------------------------
     Ben Farahi
     Manager
     Maxum LLC
     3650 S. Virginia Street, Suite K2
     Reno, Nevada  89502
     (775) 825-3355

     Copy To:
     Michael J. Choate, Esq.
     Shefsky & Froelich
     111 E. Wacker Drive, Suite 2800
     Chicago, Illinois  60601

     (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
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                           CALCULATION OF FILING FEE
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Transaction valuation*  $4,125,000          Amount of filing fee  $825.00
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* For purposes of calculating the fee only. This amount assumes the purchase of 25,000 units of limited partnership interest of the subject partnership for $165 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $825.00
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Form or Registration No.: 005-56511
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Filing Party: Ben Farahi
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Date Filed: February 21, 2008
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     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                             TENDER OFFER STATEMENT

     This Amendment No. 3 amends the Tender Offer Statement on Schedule TO filed on December 18, 2007, as amended by Amendment No. 1 filed on January 30, 2008 and Amendment No. 2 filed on February 21, 2008, by Ben Farahi (the "Purchaser") relating to an offer to purchase units of limited partnership interest ("Units") of Biggest Little Investments L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 2007, as amended by the Extension of Offer to Purchase dated January 30, 2008 (collectively, the "Offer to Purchase"), the Press Release dated February 21, 2008 and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

Item 7.  Source and Amount of Funds or Other Consideration.

     Item 7 is hereby supplemented and amended to add the following:

     The total amount of funds required by the Purchaser to purchase the 8,268 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, was $1,364,220. The Purchaser obtained such funds (plus funds to pay fees and expenses) from his personal funds.

Item 8.  Interest in Securities of the Subject Company.

     Item 8 is hereby amended and restated as follows:

     (a) The Offer expired at 12:00 Midnight, New York City time, on Thursday, February 28, 2008. Pursuant to the Offer, as of 12:00 Midnight, New York City time on Friday, February 29, 2008, the Purchaser accepted for payment 8,268 Units, constituting approximately 4.6% of the Units.

     As of the date of this Amendment No. 3 to Schedule TO, the Purchaser beneficially owns 58,065 Units, representing approximately 32.1% of the outstanding Units based on the 180,937 Units outstanding as of the date hereof. The Purchaser has sole voting and investment power with respect to all of such Units. The Purchaser disclaims beneficial ownership of an additional 61,268 Units owned by Western Real Estate Investments, LLC.



     (b) Not applicable.



                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        /s/ Ben Farahi
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            Ben Farahi

Dated:  March 5, 2008